EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Renovis, Inc. for the registration of up to $150,000,000 of its debt securities, common stock, preferred stock and warrants, and to the incorporation by reference therein of our report dated March 8, 2006, with respect to the financial statements of Renovis, Inc., Renovis, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Renovis, Inc, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Palo Alto, California

October 6, 2006